EXHIBIT 21.1
                    (Schedule of Subsidiaries)


                     SCHEDULE OF SUBSIDIARIES

1. Sensitron, Inc. (incorporated in the State of Utah).

2. Flexpoint, Inc. (incorporation in the State of Utah), a wholly subsidiary of Sensitron, Inc.

3. Technology and Machine Company, Inc. (incorporated in the State of Utah), a wholly owned subsidiary of Sensitron, Inc.